ANAVEX LIFE SCIENCES CORP.

51 West 52nd Street, 7th Floor

New York, New York 10019-6163

August 18, 2016

VIA EDGAR

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel: (202) 551-3715

Re:	Anavex Life Sciences Corp.

Registration Statement on Form S-3

Filed October 26, 2015

File No. 333-207600

Dear Mr. Reynolds:

Anavex Life Sciences Corp. (the “Company”) confirms receipt of the letter dated November 20, 2015 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the October 26, 2015 filing (the “Initial Filing”) of the Company’s registration statement on Form S-3 (the “Registration Statement”). We are responding to the Staff’s comments as set forth below and intend to file an amendment to the Initial Filing (the “Amendment”). The Company’s responses to the Staff’s comments are in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following:

General

COMMENT 1.	Please file the Lincoln Capital purchase agreement and registration rights agreement as exhibits to the S-3.

RESPONSE 1.	The Company acknowledges the Staff’s comment above and shall file the Lincoln Park Capital, LLC purchase agreement (the “Purchase Agreement”) and registration rights agreement as exhibits to the Amendment. In addition, the Purchase Agreement and the registration rights agreement were filed as Exhibits 10.1 and 10.2 respectively to the Company’s current report on Form 8-K on October 26, 2015.

United States Securities and Exchange Commission

August 18, 2016

COMMENT 2.	We note that the number of your shares outstanding increased from approximately 54.8 million shares as of December 31, 2014 to approximately 124.5 million shares as of September 15, 2015, as indicated in your Form 10-Q for the period ended December 31, 2014 and the interim condensed consolidated balance sheet as of September 15, 2015 submitted in the Form 8-K filed September 28, 2015. Please explain the increase in the number of outstanding shares and address whether these issuances were in transactions that were not registered under the Securities Act of 1933. We may have further comment.

RESPONSE 2.	During the period from December 31, 2014 to September 15, 2015, the Company issued 69,698,392 shares as follows, which contributed to the increase in the number of shares outstanding: (i) 23,485,275 shares, which were registered pursuant to an S-1 filed with the Commission on July 23, 2014, were issued pursuant to the conversion of convertible debentures issued on March 18, 2014; (ii) 100,000 shares were issued pursuant to a private placement which closed February 14, 2014, in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”); (iii) 12,114,769 shares were issued pursuant to the exercise of warrants in exchange for cash, which shares were registered for resale on a Form S-1 filed with the Commission on March 23, 2015; (iv) 25,784,409 shares were issued pursuant to the exercise of warrants on a cashless basis; (v) 2,634,447 shares were issued pursuant to anti-dilution provisions contained in a private placement subscription agreements dated May 31, 2012, which shares were issued in reliance on the exemptions from registration provided for in Section 4(a)(2); and (vi) 5,579,492 shares were issued to Lincoln Park pursuant to a $10,000,000 Purchase Agreement dated July 5, 2013, which shares underlying such purchase agreement were registered for resale on Form S-1. All share figures quoted are quoted on a pre reverse stock split basis.

COMMENT 3.	Please revise to indicate in the forepart of the registration statement the maximum number of shares being registered for resale along with the percentage of outstanding securities the maximum shares being registered represent.

RESPONSE 3.	The Company shall revise the registration statement to indicate in the Amendment the number of shares being registered for resale in the secondary offering.

Calculation of Registration Fee

COMMENT 4.	Please include the amount of registration fee for the 269,397 shares of common stock, or explain why you have not done so.

RESPONSE 4.	The Amendment shall set forth the amount of registration fee to include 269,397 shares of common stock.

United States Securities and Exchange Commission

August 18, 2016

Risk Factors, page 7

COMMENT 5.	Please include a risk factor that discusses the likelihood that the company will have access to the full amount available to it under the purchase agreement.

RESPONSE 5.	The Company shall include a risk factor in the Amendment that discusses the availability of the full amount under the Purchase Agreement. Specifically, given the restraints under the Purchase Agreement with respect to when the Company may sell shares to Lincoln Park, the amount of shares the Company may sell to Lincoln Park at any one time, and a limitation on its ability to sell shares to Lincoln Park to the extent that it would cause Lincoln Park to beneficially own more than 9.99% of the Company’s outstanding common stock, it is possible that the Company may not have access to the full amount available under the Purchase Agreement.

Plan of Distribution, page 8

Secondary Offering, page 10

COMMENT 6.	We note your statement that “[w]hen we refer to ‘Selling Security Holder’ in this prospectus, we mean the entity listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors, and others who later come to hold any of the Selling Security Holder’s interests in shares of our common stock other than through a public sale.” We additionally note your statement in the Selling Security Holder section, on page 12, that “[i]nformation concerning the Selling Security Holder may change from time to time, and any changed information will be set forth if and when required in the applicable prospectus supplements.” An equity line financing registered as a resale offering may not cover sales by transferees of the selling security holder. Please revise to delete your reference to the Selling Security Holder’s successors in interest in the common stock from both of these sections in the prospectus.

RESPONSE 6.	In response to the Staff’s comment, the Company has revised the Amendment’s statements regarding “Selling Security Holder” to exclude sales by successors of the selling securityholder.

United States Securities and Exchange Commission

August 18, 2016

The Lincoln Park Transaction, page 13

COMMENT 7.	Please disclose any past transactions with Lincoln Park or any of its affiliates and the impact of those transactions on the market price of the company’s stock.

RESPONSE 7.	The Company prepared the Amendment to disclose all previous transactions involving Lincoln Park. The Company and Lincoln Park entered into a $10 million purchase agreement on July 5, 2013 (the “2013 Purchase Agreement”), pursuant to which the Company had the right, in its sole discretion, to sell to Lincoln Park up to an additional aggregate commitment of $9.9 million of shares of common stock, over a 25-month period. Lincoln Park could not require any sales and was obligated to purchase common stock as directed by the Company. In consideration for entering into the 2013 Purchase Agreement, the Company issued 85,465 shares of common stock as a commitment fee to Lincoln Park and subsequently issued 33,353 shares pro rata. Lincoln Park purchased all possible shares under the 2013 Purchase Agreement.

On October 22, 2014, the Company entered into a Securities Purchase Agreement (the “2014 Purchase Agreement”) with Lincoln Park for an equity investment of $500,000 at a price of $1.00 per unit. Pursuant to the terms of the 2014 Purchase Agreement, Lincoln Park purchased 500,000 shares of common stock and the Company issued to them an aggregate of 1,000,000 stock purchase warrants, of which 500,000 are exercisable at $1.20 per share and 500,000 are exercisable at $1.68 per share, each for a period of five years, subject to adjustment for stock splits, combinations, and reclassification events.

On October 21, 2015, the Company entered into a Purchase Agreement (the “2015 Purchase Agreement”) and Registration Rights Agreement with Lincoln Park. Pursuant to the terms of the 2015 Purchase Agreement, Lincoln Park agreed to purchase up to $50,000,000 shares of common stock over a 36-month period starting in October 2015, at prices, and on terms that will be determined at the time these securities are offered. Pursuant to the terms of the Registration Rights Agreement, the Company filed with the SEC the registration statement to register for resale the shares that have been or may be issued to Lincoln Park under the 2015 Purchase Agreement. In connection therewith, 179,598 shares of common stock were issued to Lincoln Park as initial commitment shares and the Company has agreed to issue an additional 89,799 shares pro rata, when and if Lincoln Park purchases at the Company’s discretion, the $50,000,000 aggregate commitment. The Company's right to draw down funds is subject to an effective registration statement and the satisfaction of other conditions set forth in the 2015 Purchase Agreement.

United States Securities and Exchange Commission

August 18, 2016

Signatures

COMMENT 8.	Please include the signature of your controller or principal accounting officer. See Instruction 1 to Signatures of Form S-3.

RESPONSE 8.	The Company has revised the signature page of the Amendment to include the signature of our Principal Financial Officer.

*********************************

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures made.  We formally acknowledge that:

• The adequacy and accuracy of the disclosure in filing is the responsibility of the Company.

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

August 18, 2016

  We trust this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Clayton E. Parker, Esq. of K&L Gates LLP at 305.539.3306.

Sincerely,

ANAVEX LIFE SCIENCES CORP.

/s/ Christopher Missling, PhD.
Name: Christopher Missling, PhD.
Title: Chief Executive Officer

cc:	Clayton E. Parker, Esq. of K&L Gates LLP

John Owens, Esq. of K&L Gates LLP